EXHIBIT 99.1

Himax Technologies, Inc. Reports Fourth Quarter and Full Year 2016 Financial Results; Provides First Quarter 2017 Guidance

Company Meets Q4 Revenue, Misses Gross Margin and EPS Company Guidance Due to an Additional Inventory Write-down

Provides First Quarter 2017 Guidance Revenue to Decrease 18.0% to 25.0% Sequentially, Gross Margin to be Around 23.0% to 24.0%, and GAAP EPS to be 0.5 to 2.0 Cents

Company Accelerates WLO Capacity Expansion in First Half 2017 to Meet Strong Customer Demand

  Net revenue for the fourth quarter of 2016 decreased 6.7% sequentially to $203.4 million, in line with the Company’s guidance.
  Compared to the previous quarter, large-sized panel driver sales decreased 6.0%, small and medium-sized panel driver sales increased by 0.4% and non-driver sales decreased 22.9%.
  In the fourth quarter of 2016, small and medium-sized panel driver revenue increased 21.8%, large-sized panel driver revenue increased 9.0%, and non-driver sales increased 6.0%, when compared to the fourth quarter of 2015.
  Gross margin for the fourth quarter of 2016 was 19.1%, down 650 bps sequentially and 380 bps year-over-year due to an additional inventory write-down.
  Q4 2016 GAAP net income was $4.4 million, or 2.6 cents per diluted ADS, versus GAAP net income of $13.6 million, or 7.9 cents per diluted ADS, in the third quarter of 2016. Excluding the additional inventory write-down, GAAP net income would have been $14.8 million, or 8.6 cents per diluted ADS.
  Q4 2016 Non-GAAP net income was $4.8 million, or 2.8 cents per diluted ADS, versus Non-GAAP net income of $21.3 million, or 12.4 cents per diluted ADS, in the third quarter of 2016. Excluding the additional inventory write-down, Non-GAAP net income would have been $15.1 million, or 8.8 cents per diluted ADS.
  FY 2016 revenues increased 16.1% year-over-year and gross margin came in at 24.2%. FY 2016 GAAP net income was 29.5 cents per diluted ADS.
  Company remains positive on its 2017 and long term business outlook.
  Company have proceeded with the expansion plan for next generation LCOS and WLO product lines in 2017.

TAINAN, Taiwan, Feb. 16, 2017 (GLOBE NEWSWIRE) -- Himax Technologies, Inc. (Nasdaq:HIMX) (“Himax” or “Company”), a leading supplier and fabless manufacturer of display drivers and other semiconductor products, announced its financial results for the fourth quarter and full year ended December 31, 2016.

SUMMARY FINANCIALS

Fourth Quarter 2016 Results Compared to Fourth Quarter 2015 Results (USD in millions) (unaudited)

	Q4 2016		Q4 2015		CHANGE
Net Revenue	$203.4		$178.0		+14.3%
Gross Profit	$38.9		$40.7		-4.4%
Gross Margin	19.1%		22.9%		-3.8%
GAAP Net Income Attributable to Shareholders	$4.4		$6.1		-27.6%
Non-GAAP Net Income Attributable to Shareholders	$4.8	(1)	$6.5	(2)	-26.2%
GAAP EPS (Per Diluted ADS, USD)	$0.026		$0.036		-27.6%
Non-GAAP EPS (Per Diluted ADS, USD)	$0.028	(1)	$0.038	(2)	-26.2%

(1) Non-GAAP Net income attributable to common shareholders and EPS excludes $0.2 million share-based compensation expenses, net of tax and $0.2 million non-cash acquisition related charge, net of tax.
(2) Non-GAAP Net income attributable to common shareholders and EPS excludes $0.2 million share-based compensation expenses, net of tax and $0.2 million non-cash acquisition related charge, net of tax.

Fourth Quarter 2016 Results Compared to Third Quarter 2016 Results (USD in millions) (unaudited)

	Q4 2016		Q3 2016		CHANGE
Net Revenue	$203.4		$218.1		-6.7%
Gross Profit	$38.9		$55.7		-30.2%
Gross Margin	19.1%		25.6%		-6.5%
GAAP Net Income Attributable to Shareholders	$4.4		$13.6		-67.4%
Non-GAAP Net Income Attributable to Shareholders	$4.8	(1)	$21.3	(2)	-77.5%
GAAP EPS (Per Diluted ADS, USD)	$0.026		$0.079		-67.4%
Non-GAAP EPS (Per Diluted ADS, USD)	$0.028	(1)	$0.124	(2)	-77.5%

(1) Non-GAAP Net income attributable to common shareholders and EPS excludes $0.2 million share-based compensation expenses, net of tax and $0.2 million non-cash acquisition related charge, net of tax.
(2) Non-GAAP Net income attributable to common shareholders and EPS excludes $7.6 million share-based compensation expenses, net of tax and $0.1 million non-cash acquisition related charge, net of tax.

"Our 2016 fourth quarter revenue, gross margin, GAAP and non-GAAP earnings per diluted ADS were as pre-announced on January 26th. We reported net revenues of $203.4 million, representing a 6.7% sequential decrease and in-line with our original guidance of a 4.0% to 9.0% sequential decline issued on November 10, 2016 while gross margin and EPS were below the guidance due to an additional inventory write-down. Nevertheless, we still delivered solid results to achieve both top and bottom line growth during 2016 as our driver and non-driver business segments both performed strongly,” said Mr. Jordan Wu, President and Chief Executive Officer of Himax. “Notably, we increased market share in our core driver IC business in 2016 and continued to solidify our leading position through technology advancement and customer engagement. We continued to lead the market in major new driver IC technology trends, including higher display resolution, AMOLED and in-cell TDDI. We have collaborated closely with leading panel makers across China for AMOLED product development. On the TDDI front, we made volume shipments to a leading Chinese smartphone customer and were busy with design-in activities with Korean, Chinese and Taiwanese panel makers. Our non-driver businesses experienced tremendous growth during 2016, primarily driven by the LCOS and WLO businesses due to shipments to one of our leading AR device customers. We also made solid progress in new territories such as 3D depth scanning, IoT and machine vision with our latest CIS and WLO products, evidenced by more design-ins and engagements with certain heavyweight partners.”

Mr. Wu continued: “In the first quarter of 2017, we are seeing weaker seasonality and market demand in associated with our core driver IC business and anticipating near-term headwinds in our non-driver business mainly due to lower LCOS and WLO revenues resulted from our major AR customer’s shift in focus to the development of future generation devices. We also expect our gross margin to be under pressure in the short term due to continuous pricing pressure and less favorable product mix of driver IC products, lower revenues from high-margin AR/VR related businesses and lower NRE income. That being said, looking into 2017, we will leverage our total solution capabilities and focus on major new technology trends to maintain our leading position in our core driver IC business. We also remain positive on the long-term growth prospect of our non-driver business. We are particularly excited about recent developments especially in WLO and CIS product lines where we offer unique and market leading technologies and solutions for IoT and machine vision applications. We have proceeded with the expansion plan for our next generation LCOS and WLO production lines and will start to construct the new office/fab soon. In addition, to meet the strong demand of new customers for our WLO technology, we are accelerating our WLO capacity expansion. After many years of R&D and product development, we may see significant business progress in our non-driver business to contribute to both top and bottom lines out of WLO and CIS areas as early as the second half of 2017. Taken together, we remain committed to our long-term strategy to diversify our product and customer base with innovative technologies, which ultimately, should increase shareholder value.”

Fourth Quarter 2016 Revenue Breakdown by Product Line (USD in millions) (unaudited)

	Q4 2016%		Q4 2015%		% Change
Display drivers for large-sized panels	$67.7	33.3%	$62.1	34.9%	+9.0%
Display drivers for small/medium-sized panels	$99.7	49.0%	$81.9	46.0%	+21.8%
Non-driver products	$36.0	17.7%	$34.0	19.1%	+6.0%
Total	$203.4	100.0%	$178.0	100.0%	+14.3%

	Q4 2016%		Q3 2016%		% Change
Display drivers for large-sized panels	$67.7	33.3%	$72.0	33.0%	-6.0%
Display drivers for small/medium-sized panels	$99.7	49.0%	$99.3	45.5%	+0.4%
Non-driver products	$36.0	17.7%	$46.8	21.5%	-22.9%
Total	$203.4	100.0%	$218.1	100.0%	-6.7%

The fourth quarter revenues of $203.4 million represented a 6.7% sequential decrease and a 14.3% increase year-over-year. Revenue from large panel display drivers was $67.7 million, down 6.0% sequentially, and up 9.0% from a year ago. Large panel driver ICs accounted for 33.3% of the Company’s total revenues for the fourth quarter, compared to 33.0% in the third quarter and 34.9% a year ago. The sequential decline was the outcome of one single customer’s inventory adjustment. Nevertheless, the Company’s large panel products actually enjoyed 9.0% year-over-year growth thanks to strong demand from Chinese and Taiwanese panel customers during the quarter. In China, the Company’s driver IC business for large panel grew more than 10.0% year-over-year during the quarter. In comparison, worldwide large-size TFT-LCD panel shipments declined around 1.5% in the same period. It is especially worth highlighting that the Company’s engineering collaboration and design-in activities with large panel customers across China, Taiwan and Korea all remain robust and Himax expects these trends to continue into 2017.

Revenue for small and medium-sized drivers came in at $99.7 million, up 0.4% sequentially and up 21.8% from the same period last year. Driver ICs for small and medium-sized applications accounted for 49.0% of total sales for the fourth quarter, as compared to 45.5% in the third quarter and 46.0% a year ago. As opposed to original guidance of low single digit sequential growth, the Company’s small and medium-sized panel driver business grew just 0.4% because of lower-than-expected smartphone driver IC sales. Sales into smartphones, while increased close to 25.0% year-over-year, declined high-single-digits sequentially due to the slowdown in China’s smartphone market starting around December. The strong growth of smartphone driver IC business compared to the same year ago period came from the Company’s long-standing leading market share in China where the Company’s end brand customers were performing strongly. Revenues from automotive applications also contributed to the segment and continued solid momentum, growing close to 10.0% during the fourth quarter, both sequentially and year-over-year.

Revenues from non-driver businesses were $36.0 million, down 22.9% sequentially and up 6.0% from the same period last year. Non-driver products accounted for 17.7% of total revenues, as compared to 21.5% in the third quarter and 19.1% a year ago. The sequential decline was primarily due to lower LCOS and WLO shipments for AR applications. As the Company highlighted in the last earnings call, a major AR customer asked that Himax reduces shipment for their current generation device to a minimum. To a lesser extent, lower sales of touch panel controllers and ASIC chips also contributed to the sequential decline. This decline was partially offset by the increased sales of timing controllers and CMOS image sensors. It is worth noting that despite the near term headwinds, Himax remains positive on the long-term prospect of WLO and LCOS product lines, judging by the expanding customer list that covers some of the world’s biggest tech names, and the busy engineering activities going on with such customers right now.

GAAP gross margin for the fourth quarter was 19.1%, down 650 basis points from 25.6% in the third quarter, and down 380 basis points from the same period last year, below the Company’s guidance of “slightly down” from 25.6% reported in the third quarter of 2016. The lower gross margin is the result of an additional one-time, non-cash inventory write-down totaling $12.0 million. Excluding the additional inventory write-down, gross margin would have been 25.0% and met the Company guidance. The $12.0 million inventory write-down is on top of the $2.7 million original inventory write-off estimate for the fourth quarter. In comparison, the inventory write-off amounts were $2.5 million, $3.0 million and $2.5 million for the first, second and third quarter of 2016, respectively. The vast majority of the additional write-down was related to certain aged inventories of traditional human vision CMOS image sensors (“CIS”) with smaller amounts also covering driver IC and other products. Earlier in 2016, the Company decided to focus its CIS business on smart sensor, machine vision segments, as opposed to the traditional human vision segments. As part of this new strategic direction, the Company made a decision recently to expedite the sales of some aged inventories of human vision sensors. The Company believes it is appropriate that it write-downs the inventory at this time, as it anticipates the need to offer discounted prices to accelerate the sales of some products and, for some other products where the potential revenues do not justify the efforts, stop the sales all together. Himax’s new CIS strategy is backed by new products such as the Always-on-Sensor (“AoS”) and the structured light 3D depth scanning total solution, which offer unique and market leading features. The new strategy is also backed by close collaboration and intensive development activities with certain heavyweight partners and customers. Following this one-time write-down, the Company believes its inventory will be healthy across CIS, driver IC and all other product areas.

GAAP operating expenses were $32.1 million in the fourth quarter of 2016, down 20.7% from the preceding quarter and down 0.2% from a year ago. The sequential decrease was primarily the result of the difference in RSU charges. In accordance with the Company’s protocol, Himax grants annual RSUs to its staff at the end of September each year, which, given all other items equal, leads to higher third quarter GAAP operating expenses compared to the other quarters of the year. The fourth quarter RSU expense was only $0.2 million while it was $9.2 million in the third quarter. Excluding the RSU expense, operating expenses increased 2.2% from the third quarter and decreased 0.1% year-over-year.

GAAP operating margin for the fourth quarter of 2016 was 3.4%, down from 4.8% for the same period last year and down from 7.0% in the third quarter. The GAAP operating income decreased 55.1% sequentially and 20.3% year-over-year. The sequential decrease was primarily a result of the aforementioned additional inventory write-down and lower sales, offset by the lower RSU expense.

Fourth quarter non-GAAP operating income, which excludes share-based compensation and acquisition-related charges, was $7.4 million, or 3.6% of sales, down from 5.1% for the same period last year and down from 11.5% a quarter ago. The non-GAAP operating income decreased 70.7% sequentially and 19.3% from the same quarter in 2015. Excluding the aforementioned inventory write-down, non-GAAP operating margin would have been 9.5% for the quarter, as compared to 11.5% in the previous quarter.

GAAP net income for the fourth quarter was $4.4 million, or 2.6 cents per diluted ADS, compared to $13.6 million, or 7.9 cents per diluted ADS, in the previous quarter and GAAP net income of $6.1 million, or 3.6 cents per diluted ADS, a year ago, below the Company’s guided range of 8.5 to 11.0 cents. GAAP net income decreased 27.6% year-over-year and 67.4% from the previous quarter. Excluding the additional aforementioned inventory write-down, GAAP EPS would have been 8.6 cents and met the Company’s original guidance.

Fourth quarter non-GAAP net income was $4.8 million, or 2.8 cents per diluted ADS, compared to $21.3 million last quarter and $6.5 million the same period last year, below the guided range of 8.7 to 11.2 cents. Excluding the additional aforementioned inventory write-down, non-GAAP EPS would have been 8.8 cents and met the Company’s original guidance.

Full Year 2016 Financial Results

FY 2016 Results Compared to FY 2015 Results (USD in millions) (unaudited)

	FY 2016		FY 2015		CHANGE
Net Revenues	$802.9		$691.8		+16.1%
Gross Profit	$194.3		$163.1		+19.1%
Gross Margin	24.2%		23.6%		+0.6%
GAAP Net Income Attributable to Shareholders	$50.9		$25.2		+102.1%
Non-GAAP Net Income Attributable to Shareholders	$59.7	(1)	$30.6	(2)	+95.2%
GAAP EPS (Per Diluted ADS, USD)	$0.295		$0.146		+101.7%
Non-GAAP EPS (Per Diluted ADS, USD)	$0.347	(1)	$0.178	(2)	+94.8%

(1) Non-GAAP Net income attributable to common shareholders and EPS excludes $8.2 million share-based compensation expenses, net of tax and $0.6 million non-cash acquisition related charge, net of tax.
(2) Non-GAAP Net income attributable to common shareholders and EPS excludes $4.9 million share-based compensation expenses, net of tax and $0.5 million non-cash acquisition related charge, net of tax.

FY 2016 Revenue Breakdown by Product Line (USD in millions) (unaudited)

	FY 2016%		FY 2015%		% Change
Display drivers for large-sized panels	$272.9	34.0%	$224.4	32.4%	+21.6%
Display drivers for small/medium-sized panels	$369.0	46.0%	$336.0	48.6%	+9.8%
Non-driver products	$161.0	20.0%	$131.4	19.0%	+22.6%
Total	$802.9	100.0%	$691.8	100.0%	+16.1%

Revenues totaled $802.9 million in 2016, representing a 16.1% increase over 2015. Revenues from large panel display drivers increased 21.6% year-over-year, representing 34.0% of the Company’s total revenues, as compared to 32.4% in 2015. The Company’s large panel driver sales totaled $272.9 million for the year. The strong year-over year growth originated from the Company’s focus in China starting in 2012 and its efforts to achieve a more diversified customer base by adding new customers in Taiwan, China and Korea.

Small and medium-sized driver sales increased 9.8% year-over-year, representing 46.0% of total revenues, as compared to 48.6% in 2015. Contributing to this growth was the strong momentum in driver ICs for smartphone and automotive applications. Himax has the most comprehensive coverage of leading Chinese smartphone names and their fast growing market share has led to the Company’s good result in 2016. Automotive driver IC sales registered the strongest growth in this segment to increase about 26% year-over-year.

Non-driver products increased 22.6% year-over-year, representing 20.0% of total sales, as compared to 19.0% a year ago. This growth was primarily due to higher LCOS and WLO shipments to a major AR customer during the year. Other product lines such as timing controller and ASIC also delivered strong growth, but offset by sales declines in CMOS and PMIC.

Gross margin in 2016 was 24.2%, a 60 basis-point increase from 23.6% in 2015. The increased gross margin was primarily due to a more favorable product mix in small and medium-sized driver ICs, increased LCOS and WLO shipments for AR applications and certain engineering fees from AR/VR new project engagements. The gross margin increase for the whole year was offset substantially by the aforementioned inventory write-down. Gross margin improvement remains one of the Company’s business focuses.

GAAP operating expenses were $135.1 million, up $2.6 million or 2.0% compared to last year. GAAP operating income of $59.2 million represented a 93.1% increase versus 2015.

GAAP net income for the year was $50.9 million, or 29.5 cents per diluted ADS, up from $25.2 million, or 14.6 cents per diluted ADS, in 2015. GAAP net income and GAAP earnings per diluted ADS grew 102.1% and 101.7% year-over-year, respectively. The increase in GAAP net income was a combination of higher revenue, improved gross margin, and a lower income tax, partially offset by higher operating expenses.

Non-GAAP net income for 2016 was $59.7 million, or 34.7 cents per diluted ADS, up from $30.6 million, or 17.8 cents per diluted ADS, for 2015. Non-GAAP net income and Non-GAAP earnings per diluted ADS grew 95.2% and 94.8% year-over- year, respectively.

Balance Sheet and Cash Flow

Himax had $194.6 million of cash, cash equivalents and marketable securities as of the end of December 2016, compared to $148.3 million at the same time last year and $153.4 million a quarter ago. On top of the above cash position, restricted cash was $138.2 million at the end of the quarter, up from $138.0 million in the preceding quarter and down from $180.4 million a year ago. The restricted cash is mainly used to guarantee the Company’s short-term loan for the same amount. Himax continues to maintain a very strong balance sheet and remain a debt-free company.

Inventories as of December 31, 2016 were $149.7 million, down from $171.4 million a year ago and down from $169.4 million a quarter ago. Accounts receivable at the end of December 2016 were $191.0 million as compared to $177.2 million a year ago and $208.4 million last quarter. DSO was 87 days at the end of December 2016, as compared to 93 days a year ago and 95 days at end of the last quarter.

Net cash inflow from operating activities for the fourth quarter was $47.2 million as compared to an inflow of $25.9 million for the same period last year and an inflow of $2.9 million last quarter. Cumulative cash inflow from operations in 2016 was $84.7 million as compared to $22.5 million in 2015. The increase in cash inflow was a result of improved profitability and lower working capital.

Capital expenditures were $2.2 million in the fourth quarter of 2016 versus $3.6 million a year ago and $1.9 million last quarter. The capital expenditure in the fourth quarter consisted mainly of purchases of R&D related equipment. Total capital expenditures for the year were $7.9 million versus $10.0 million a year ago.

In August 2016, Himax paid an annual dividend of 13 cents per ADS, or 89.0% of 2015 GAAP earnings per diluted ADS. The Company remains committed to paying annual dividends, the amount of which is based primarily on its prior year’s profitability. The high payout ratio in 2016 is an illustration of the Company’s confidence in its future profitability.

Share Buyback Update

As of December 31, 2016, Himax had 172.0 million ADS outstanding, unchanged from last quarter. On a fully diluted basis, the total ADS outstanding are 172.4 million.

2017 Investor Outreach and Conferences

Ms. Jackie Chang, CFO and Ms. Penny Lin, internal IR Manager, and Mr. Greg Falesnik, Himax’s U.S.-based IR, will maintain corporate access for shareholders and attend future investor conferences. If you are interested in speaking with the management, please contact Himax’s US or Taiwan-based investor relations contact at the numbers below.

Business Updates

The Company is mindful that 2017 will likely be a year of macro uncertainty, marked by currency fluctuations and the risk of China’s slowdown. However, looking into the new year, the Company believes its overall financial performance will be resilient to the potential macro headwinds. Particularly, following many years of R&D and investment, various areas of Himax’s non-driver IC businesses may start to contribute significantly to its overall financials.

Before detailing the prospect for the Company’s driver and non-driver businesses in 2017, it is important to update this year’s CAPEX plan as its scale will be unprecedented in the Company’s history. Being a fabless company for its IC business, Himax has typically had a low annual CAPEX, as in the case of the last two years - $10.0 million in 2015 and $7.9 million in 2016. The regular CAPEX is primarily for the investment of design tools and testing equipment for its IC design business. This year’s CAPEX plan will include the construction of a new building, which the Company has announced before, and an increase of its WLO capacity, on top of the regular CAPEX. The new building, located nearby the Company’s current headquarters, will house the next generation LCOS and WLO production lines and provide the extra office space that is desperately needed as the Company already has to take up sizable leases outside to cope with the current office space shortage. The progress of the new building construction is in line with the Company’s plan as the Company has completed the design stage and is moving on to construction stage. More specifically, the Company has budgeted $50.0 to $55.0 million CAPEX for the new office/fab construction in 2017, covering land, building, facilities and clean rooms. The new building will be completed and ready for personnel and equipment move-in by early 2018. The CAPEX budget for 2018 for the new building is around $10.0 million. Additionally, to meet the strong demand of new customers for its WLO technology, the Company is accelerating its WLO capacity expansion. Rather than waiting for the new building to complete, the Company is now investing around $25.0 million in new WLO capacity during the first half of 2017, to be located in the existing headquarter building by retrofitting certain areas for the new equipment. If everything goes as planned, Himax will see revenue and bottom-line contributions from the new WLO investment starting the second half of 2017.

The CAPEX budget for 2017 and the dividend for the year of 2016 will be funded through the Company’s internal resources and banking facilities.

During 2017, the Company expects its large panel driver IC business will continue to benefit from continued increase of 4K TV penetration and, starting the second half of 2017, Chinese panel customers’ ramping of a brand new Gen 8.5 and another Gen 8.6 fab. However, first quarter will see mid teen’s sequential decline in its large panel driver IC revenue due to fewer working days in China and Taiwan and phase-out of certain customers’ old models. Despite the temporary slowdown, the Company’s leadership position in this segment stays strong. The Company’s large panel customers are increasingly demanding a total solution from IC vendors in addition to their constant request for better IC solutions to support their high-end and high-resolution products. Himax believes its technology strength and total solution capability are significant differentiators against most of its competitors and will further solidify its leading position as Chinese customers continue to expand their capacity and the industry further upgrades to 8K TVs. Himax is one of the pioneers in product development of 8K TVs with its Chinese and Korean panel customers and has already shipped small volume to a leading Korean panel maker.

The other segment within the Company’s driver business is ICs used in small and medium-sized panels for applications including smartphones, tablets and automotives. First quarter sales for smartphones are likely to decline by close to 45.0% sequentially on weak market, seasonality, customers’ inventory adjustment for HD720 driver IC and less addressable market for smartphones using pure TFT-LCD driver ICs due to higher TDDI adoption rate. Compared to overall market, HD720 accounted for a relatively high percentage of the Company’s total smartphone driver IC shipment in 2016. Due to the panel supply shortage, most notably in the HD720 segment, in the second half of 2016, some of the Company’s China customers pulled in excess inventory of HD720 driver ICs and panels. Many of them have therefore substantially slowed down their new panel purchases in the first quarter. After customers’ seasonal inventory adjustment, the Company expects the smartphone driver IC momentum to recover sequentially in the second quarter. The Company is mindful of the trend that higher in-cell panel and TDDI adoption rate will reduce the addressable market for smartphones using traditional TFT-LCD driver ICs. Himax is confident that its TDDI solutions and business will pick up soon. On the AMOLED front, Himax has been collaborating closely with leading panel makers across China for AMOLED product development. With fewer competitors and higher barrier of entry, the Company believes AMOLED driver ICs will be one of the long-term growth engines for its small panel driver IC business.

Among driver ICs used in small and medium-sized panels, the best-performing category in recent years has been automotives. The Company expects the category’s Q1 revenue to be down high-single-digits sequentially and grow around 15.0% year-over-year. With leading market share and numerous tier 1 automobile brands as its indirect end customers, Himax has successfully engaged all key panel manufacturers and module houses worldwide for long-term partnerships and secured many of their key projects pipelined for the next few years. To address the growing demand of larger automotive displays with higher resolution and built-in on-cell or in-cell touch screen features, the Company continues to develop advanced solutions to enable new automotive display applications and provide its customers with the most comprehensive and state-of-the-art solutions in the industry. As such, the Company is well positioned to take advantage of the growing automotive display market and anticipates the strong growth will likely continue into the next few years. However, the Company’s driver ICs used in tablets will decline close to 40.0% sequentially for slow season effect. Overall, Himax expects the small and medium-sized driver IC segment to decrease sequentially by around 30.0% in the first quarter.

For the non-driver IC business segments, Himax anticipates near-term headwinds as the Company mentioned in the previous earnings call and expects about high teen’s sequential decline in its non-driver revenues for the first quarter. Sales of CMOS image sensors will deliver strong growth in the first quarter, but those of WLO, LCOS micro displays and touch panel controllers will decline sequentially.

For touch panel controller product line, on top of several projects entering volume shipment featuring Himax’s on-cell solution, the Company continues to secure new design-wins from Chinese smartphone brand customers for their 2017 models. The Company has also seen significant traction in customer adoption and design-wins of its discrete touch solutions to break into several leading Chinese and international end brand customers with new models to enter mass production from the first quarter of 2017. On TDDI, the Company is seeing rapid adoption of in-cell displays among smartphone brand customers for their new generation mid-to-high end models recently and expects TDDI to continue to expand in the smartphone and tablet market in next few years. Himax has comprehensive design-in activities with Korean, Chinese and Taiwanese panel and end product customers. The Company is also aggressively developing new products and strengthening its team to expand its product portfolio and roadmap. With very comprehensive joint development engagements covering many leading panel makers, the Company is confident that it can leverage its long-standing and widespread relationships with panel makers to increase its market share in TDDI. TDDI is a major long-term growth engine for the Company’s small panel business and will contribute to its business starting the second half of 2017.

As the Company warned in the last earnings call, Himax expects its LCOS sales to decline in the first quarter, as well as over the next few quarters in 2017, because one of its leading AR device customers decided to reduce shipment of their current generation device to a minimum, and instead, to focus on the development of future generation devices which the Company is still a critical part of. While the revenues for LCOS may subside over the next few quarters, they will come from a much more diversified customer base in 2017. Quite a few of Himax’s other customers are expected to launch their AR products starting 2017, although the Company is still uncertain of their volume potential given that they are still early generation products. Having invested in related technologies for over 15 years, Himax is uniquely positioned as the provider of choice for micro display and related optics, both of which critical enablers to AR devices. With little competition, the Company is currently working with over 30 customers on various current and future generation AR devices using LCOS micro display. The Company’s increasing design engagements cover not only leading tech companies, but also niche AR players which bring in innovative product ideas.

Switching gear to WLO, as in the case of LCOS that the Company mentioned above, Himax expects the near term business prospect to be affected by the reduced shipment of a major AR customer. However, Himax continues to partner with numerous industry leading companies using its cutting edge and industry-dominant WLO technology. In addition to AR application, Himax’s WLO technology is adopted by the Company’s customers to enable new things such as 3D depth scanning and machine vision, which can in turn be used in a wide variety of industries such as consumer, industrial, IoT, AI, medical, automotive, military and surveillance. The Company’s customer base for this business is extremely diversified, covering numerous major tech names throughout the world, many of which leading end brand players or semiconductor platform solution providers. Himax is one of the very few players in the market with WLO technology and the one possessing the best mass production proven track record with expertise ranging from design and high yield production to cost and quality controls. The Company is very happy with its current development and business progress in this area. Given the aforementioned exciting growth opportunities, the Company is accelerating its WLO capacity expansion to meet strong customer demand in the near term.

Earlier in 2016, the Company decided to switch its strategy of the CIS business to focus on smart sensor and machine vision segments, as opposed to the traditional human vision sensors. Himax has launched two smart sensor product lines, i.e., near infrared (“NIR”) sensor and Always-on-Sensor (“AoS”). The Company continues to make great business progress with these two smart sensor products. In addition to close collaboration and intensive development activities with certain heavyweight partners and customers, Himax’s smart sensors have garnered lots of customers’ interests during the recent demonstrations at CES and the Japan Auto Expo.

By combining a NIR sensor and a structured light projector consisting of a laser diode and DOE with collimator fabricated using its WLO technology, the Company is offering the most effective 3D depth scanning total solution with the industry’s smallest form factor to enable easy integration into next generation smartphones and other consumer electronics devices such as AR/VR. The Company is targeting to work with its partners to have the structured light 3D depth scanning total solution embedded in next-generation smartphones in 2017. Himax also attracted additional heavyweight potential customers’ interest following the recent press release of its NIR sensor for its outstanding technical performance. With regards to Himax’s AoS product, the sensor can be bundled with the Company’s WLO lens to support super low power computer vision to enable new applications across a very wide variety of industries. After recent demonstrations at CES and the Japan Auto Expo, Himax’s AoS has gained significant customer interests especially in smart home, industrial IoT and surveillance applications. In a recent joint-press release with CEVA Inc. and Emza Visual Sense Ltd., the Company announced the industry’s first intelligent always-on visual sensor specifically designed to overcome the power and cost constraints of vision processing for IoT applications. The ultra-low power, always-on vision sensor is a powerful solution capable of detecting, tracking and recognizing its environment in an extremely efficient manner using a few milliwatts of power. As the Company’s long-term goal is to provide complete solutions for always-on computer vision applications, Himax decided to form a strategic alliance with Emza, an Israeli company dedicated to developing extremely efficient machine vision algorithms that enable smart IoT visual sensors. The Company will report business developments in these new territories in due course. Lastly, for the traditional human vision segments, the Company maintains a leading position in laptop applications and expects mass production of several design wins for notebooks and increased shipments for multimedia applications such as surveillance, drones, home appliances, and consumer electronics, among others, during the first quarter.

In summary, Himax is seeing weak seasonality and market demand in the driver IC business, which will lead to sequential revenue decline in the first quarter. The Company also expects its gross margin to be under pressure in the short term due to continuous pricing pressure and less favorable product mix of driver IC products, lower revenues from high-margin AR/VR related businesses and lower NRE income. Nevertheless, after many years of R&D and product development, the Company may see significant business progress in its non-driver business to contribute to both top and bottom lines out of WLO and CIS areas as early as the second half of 2017.

First Quarter 2017 Guidance

The Company is providing the following financial guidance for the first quarter of 2017:

Net Revenue:	To be down 18.0% to 25.0% sequentially
Gross Margin:	To be around 23.0% to 24.0%
GAAP EPS:	0.5 to 2.0 cents per diluted ADS, as compared to 2.6 cents reported in the fourth quarter of 2016

The first quarter is traditionally the bottom of the year in terms of sales because it has fewer working days due to the Chinese New Year. The scale 5.6 earthquake that struck Tainan in early February also somehow impacted some of the Company’s customers’ productions and therefore its driver IC shipment.

In providing the above earnings guidance, Himax has assumed a 16.5% income tax rate for 2017, calculated based on exchange rate of NTD 31.0 against the USD, which is also the exchange rate as of beginning of February 2017.

HIMAX TECHNOLOGIES FOURTH QUARTER AND FULL YEAR 2016 EARNINGS CONFERENCE CALL

DATE:	Thursday, February 16, 2017
TIME:	U.S. 8:00 a.m. EST
Taiwan 9:00 p.m.
DIAL IN:	U.S. +1 (866) 444-9147
INTERNATIONAL +1 (678) 509-7569
CONFERENCE ID	52514789
WEBCAST:	http://edge.media-server.com/m/p/4nviuyux

A replay of the call will be available beginning two hours after the call through 11:59 p.m. US EST on February 23, 2017 (12:59 p.m. Taiwan time, February 24, 2017) on www.himax.com.tw and by telephone at +1 (855) 859-2056 (US Domestic) or +1 (404) 537-3406 (International). The conference ID number is 52514789. This call is being webcast by Nasdaq and can be accessed by clicking on this link or Himax’s website, where the webcast can be accessed through February 16, 2018.

About Himax Technologies, Inc.

Himax Technologies, Inc. (NASDAQ:HIMX) is a fabless semiconductor solution provider dedicated to display imaging processing technologies. Himax is a worldwide market leader in display driver ICs and timing controllers used in TVs, laptops, monitors, mobile phones, tablets, digital cameras, car navigation, virtual reality (VR) devices and many other consumer electronics devices. Additionally, Himax designs and provides controllers for touch sensor displays, in-cell Touch and Display Driver Integration (TDDI) single-chip solutions, LED driver ICs, power management ICs, scaler products for monitors and projectors, tailor-made video processing IC solutions, silicon IPs and LCOS micro-displays for augmented reality (AR) devices and head-up displays (HUD) for automotive. The Company also offers digital camera solutions, including CMOS image sensors and wafer level optics which are used in a wide variety of applications such as mobile phone, tablet, laptop, TV, PC camera, automobile, security, medical devices and Internet of Things. Founded in 2001 and headquartered in Tainan, Taiwan, Himax currently employs over 2,100 people from three Taiwan-based offices in Tainan, Hsinchu and Taipei and country offices in China, Korea, Japan and the US. Himax has 2,948 patents granted and 437 patents pending approval worldwide as of December 31st, 2016. Himax has retained its position as the leading display imaging processing semiconductor solution provider to consumer electronics brands worldwide.

http://www.himax.com.tw

Forward Looking Statements

Factors that could cause actual events or results to differ materially include, but not limited to, General business and economic conditions and the state of the semiconductor industry; market acceptance and competitiveness of the driver and non-driver products developed by the Company; demand for end-use applications products; reliance on a small group of principal customers; the uncertainty of continued success in technological innovations; our ability to develop and protect our intellectual property; pricing pressures including declines in average selling prices; changes in customer order patterns; changes in estimated full-year effective tax rate; shortages in supply of key components; changes in environmental laws and regulations; exchange rate fluctuations; regulatory approvals for further investments in our subsidiaries; our ability to collect accounts receivable and manage inventory and other risks described from time to time in the Company's SEC filings, including those risks identified in the section entitled "Risk Factors" in its Form 20-F for the year ended December 31, 2015 filed with the SEC, as may be amended.

Company Contacts:

Jackie Chang, CFO
Himax Technologies, Inc.
Tel: +886-2-2370-3999 Ext.22300
Or
US Tel: +1-949-585-9838 Ext.252
Fax: +886-2-2314-0877
Email: jackie_chang@himax.com.tw
www.himax.com.tw

Penny Lin, Investor Relations
Himax Technologies, Inc.
Tel: +886-2-2370-3999 Ext.22320
Fax: +886-2-2314-0877
Email: penny_lin@himax.com.tw
 www.himax.com.tw

Investor Relations - US Representative
Greg Falesnik, Managing Director
MZ North America
Tel: +1-212-301-7130
Email: greg.falesnik@mzgroup.us
www.mzgroup.us

-Financial Tables-

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Income
(These interim financials do not fully comply with US GAAP because they omit all interim disclosure required by US GAAP)
(Amounts in Thousands of U.S. Dollars, Except Share and Per Share Data)

	Three Months Ended December 31,		Three Months Ended September 30,
	2016	2015	2016

Revenues	$203,443	$177,977	$218,081

Costs and expenses:
Cost of revenues	164,517	137,243	162,348
Research and development	21,826	22,575	28,789
General and administrative	4,950	4,544	5,774
Sales and marketing	5,289	5,004	5,874
Total costs and expenses	196,582	169,366	202,785

Operating income	6,861	8,611	15,296

Non operating income (loss):
Interest income	399	188	264
Gains on sale of securities, net	5	159	95
Equity in income (losses) of equity method investees	(712)	262	(206)
Foreign currency exchange gains (losses), net	686	(28)	(486)
Interest expense	(131)	(141)	(133)
Other income (losses), net	2	(77)	2
	249	363	(464)
Earnings before income taxes	7,110	8,974	14,832
Income tax expense	3,609	3,759	1,441
Net income	3,501	5,215	13,391
Net loss attributable to noncontrolling interests	938	915	207
Net income attributable to Himax Technologies, Inc. stockholders	$4,439	$6,130	$13,598

Basic earnings per ADS attributable to Himax Technologies, Inc. stockholders	$0.026	$0.036	$0.079
Diluted earnings per ADS attributable to Himax Technologies, Inc. stockholders	$0.026	$0.036	$0.079

Basic Weighted Average Outstanding ADS	172,399	172,303	172,304
Diluted Weighted Average Outstanding ADS	172,415	172,303	172,356

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Income
(Amounts in Thousands of U.S. Dollars, Except Share and Per Share Data)

	Twelve Months Ended December 31,
	2016	2015

Revenues	$802,917	$691,789

Costs and expenses:
Cost of revenues	608,605	528,651
Research and development	95,820	94,422
General and administrative	20,119	18,470
Sales and marketing	19,138	19,574
Total costs and expenses	743,682	661,117

Operating income	59,235	30,672

Non operating income (loss):
Interest income	1,221	710
Dividend income	700	-
Gains on sale of securities, net	10	1,993
Equity in losses of equity method investees	(1,277)	(77)
Foreign currency exchange gains (losses), net	167	(43)
Interest expense	(633)	(514)
Other income (losses), net	(5)	126
	183	2,195
Earnings before income taxes	59,418	32,867
Income tax expense	10,671	11,405
Net income	48,747	21,462
Net loss attributable to noncontrolling interests	2,165	3,733
Net income attributable to Himax Technologies, Inc. stockholders	$50,912	$25,195

Basic earnings per ADS attributable to Himax Technologies, Inc. stockholders	$0.295	$0.147
Diluted earnings per ADS attributable to Himax Technologies, Inc. stockholders	$0.295	$0.146

Basic Weighted Average Outstanding ADS	172,327	171,785
Diluted Weighted Average Outstanding ADS	172,362	172,066

Himax Technologies, Inc.
Unaudited Supplemental Financial Information
(Amounts in Thousands of U.S. Dollars)

The amount of share-based compensation included in applicable statements of income categories is summarized as follows:	Three Months Ended December 31,		Three Months Ended September
	2016	2015	30, 2016
Share-based compensation
Cost of revenues	$25	$27	$146
Research and development	137	160	7,128
General and administrative	68	70	1,002
Sales and marketing	24	20	1,325
Income tax benefit	(42)	(47)	(2,027)
Total	$212	$230	$7,574

The amount of acquisition-related charges included in applicable statements of income categories is summarized as follows:

Acquisition-related charges
Research and development	$247	$237	$246
Income tax benefit	(99)	(98)	(99)
Total	$148	$139	$147

Himax Technologies, Inc.
Unaudited Supplemental Financial Information
(Amounts in Thousands of U.S. Dollars)

The amount of share-based compensation included in applicable statements of income categories is summarized as follows:	Twelve Months Ended December 31,
	2016	2015
Share-based compensation
Cost of revenues	$224	$110
Research and development	7,586	4,289
General and administrative	1,210	865
Sales and marketing	1,389	1,010
Income tax benefit	(2,164)	(1,342)
Total	$8,245	$4,932

The amount of acquisition-related charges included in applicable statements of income categories is summarized as follows:

Acquisition-related charges
Research and development	$985	$845
Income tax benefit	(395)	(358)
Total	$590	$487

Himax Technologies, Inc.
GAAP Unaudited Condensed Consolidated Balance Sheets
(Amounts in Thousands of U.S. Dollars, Except Share and Per Share Data)
	December 31, 2016	September 30, 2016	December 31, 2015
Assets
Current assets:
Cash and cash equivalents	$184,452	$140,805	$129,829
Investments in marketable securities available-for-sale	10,157	12,559	18,511
Accounts receivable, less allowance for doubtful accounts, sales returns and discounts	190,998	208,372	177,198
Inventories	149,748	169,382	171,374
Deferred income taxes	5,065	3,459	3,306
Restricted cash, cash equivalents and marketable securities	138,200	138,000	180,442
Other receivables from related parties	7,150	4,000	-
Prepaid expenses and other current assets	17,195	24,435	17,175
Total current assets	702,965	701,012	697,835
Investment in non-marketable equity securities	12,242	12,379	11,211
Equity method investments	2,362	3,104	3,648
Property, plant and equipment, net	48,172	49,849	54,461
Deferred income taxes	1,050	1,194	871
Goodwill	28,138	28,138	28,138
Other intangible assets, net	3,170	3,418	4,161
Restricted marketable securities	124	127	121
Other assets	1,411	1,547	1,891
	96,669	99,756	104,502
Total assets	$799,634	$800,768	$802,337
Liabilities, redeemable noncontrolling interest and Equity
Current liabilities:
Short-term debt	$138,000	$138,000	$180,000
Accounts payable	142,269	141,810	124,423
Accounts payable from related parties	576	-	-
Income taxes payable	14,155	13,708	12,139
Deferred income taxes	25	144	138
Other accrued expenses and other current liabilities	29,721	34,549	36,030
Total current liabilities	324,746	328,211	352,730
Other liabilities	3,081	3,851	4,610
Total liabilities	327,827	332,062	357,340

Redeemable noncontrolling interest	3,656	3,656	3,656
Equity
Himax Technologies, Inc. stockholders’ equity:
Ordinary shares, US$0.3 par value, 1,000,000,000 shares authorized; 356,699,482 shares issued; and 344,007,418 shares, 344,007,418 shares and 343,815,424 shares outstanding at December 31, 2016, September 30, 2016 and December 31, 2015, respectively	107,010	107,010	107,010
Additional paid-in capital	106,350	106,109	105,355
Treasury shares, at cost, 12,692,064 shares, 12,692,064 shares and 12,884,058 shares at December 31, 2016, September 30, 2016 and December 31, 2015, respectively	(9,020)	(9,020)	(9,157)
Accumulated other comprehensive loss	(2,467)	(1,794)	(1,879)
Unappropriated retained earnings	265,860	261,283	237,375
Himax Technologies, Inc. stockholders’ equity	467,733	463,588	438,704
Noncontrolling interests	418	1,462	2,637
Total equity	468,151	465,050	441,341
Total liabilities, redeemable noncontrolling interest and equity	$799,634	$800,768	$802,337

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Cash Flows
(Amounts in Thousands of U.S. Dollars)
	Three Months Ended December 31,		Three Months Ended September 30,
	2016	2015	2016

Cash flows from operating activities:
Net income	$3,501	$5,215	$13,391
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	3,448	3,407	3,393
Bad debt expense	620	310	---
Share-based compensation expenses	254	277	378
Loss (gain) on disposals of property and equipment	28	---	(2)
Gain on disposals of marketable securities, net	(5)	(159)	(95)
Equity in losses (income) of equity method investees	712	(262)	206
Deferred income tax expense (benefit)	(1,494)	1,665	(219)
Inventories write downs	14,793	2,445	2,653
Changes in:
Accounts receivable	16,615	(9,583)	(20,441)
Inventories	4,841	3,875	14,620
Prepaid expenses and other current assets	4,739	4,295	(5,054)
Accounts payable	459	12,427	(10,033)
Accounts payable from related parties	576	---	---
Income taxes payable	(215)	(749)	2,035
Other accrued expenses and other current liabilities	(1,690)	3,088	2,034
Other liabilities	33	(385)	(6)
Net cash provided by operating activities	47,215	25,866	2,860

Cash flows from investing activities:
Purchases of property, plant and equipment	(2,159)	(3,567)	(1,861)
Proceeds from disposal of property and equipment	---	---	9
Purchases of available-for-sale marketable securities	(6,977)	(16,498)	(6,123)
Proceeds from disposals of available-for-sale marketable securities	8,956	17,520	8,777
Purchases of investment securities	---	---	(1,600)
Proceeds from capital reduction of investment	137	---	---
Purchase of equity method investment	---	---	(37)
Proceeds from refundable deposits, net	56	13	5
Pledges of restricted cash, cash equivalents and marketable securities	(197)	---	(2)
Other receivables from related parties	(3,150)	---	(3,000)
Cash received from the acquisition of Liqxtal, net of cash paid of $1,780	---	341	---
Net cash used in investing activities	(3,334)	(2,191)	(3,832)

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Cash Flows
(Amounts in Thousands of U.S. Dollars)
	Three Months Ended December 31,				Three Months Ended September 30,
		2016		2015	2016
Cash flows from financing activities:
Payments of cash dividends	$	---	$	---	$(22,348)
Proceeds from disposals of subsidiary shares to noncontrolling interests by Himax Imaging, Inc.		---		4	8
Purchases of subsidiary shares from noncontrolling interests		(85)		(145)	(290)
Proceeds from short-term debt		31,000		92,303	89,000
Repayments of short-term debt		(31,000)		(92,303)	(89,000)
Net cash used in financing activities		(85)		(141)	(22,630)
Effect of foreign currency exchange rate changes on cash and cash equivalents		(149)		(92)	(16)
Net increase (decrease) in cash and cash equivalents		43,647		23,442	(23,618)
Cash and cash equivalents at beginning of period		140,805		106,387	164,423
Cash and cash equivalents at end of period		$184,452		$129,829	$140,805

Supplemental disclosures of cash flow information:
Cash paid during the period for:
Interest		$131		$79	$137
Income taxes		$314		$350	$4,558

Supplemental disclosures of investing activities affecting both cash and non-cash items:
Purchases of property, plant and equipment		$1,595		$1,948	$1,949
Decrease (increase) in payable for purchases of equipment and asset retirement obligations		564		1,619	(88)
Cash paid		$2,159		$3,567	$1,861

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Cash Flows
(Amounts in Thousands of U.S. Dollars)
	Twelve Months Ended December 31,
	2016	2015

Cash flows from operating activities:
Net income	$48,747	$21,462
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	13,756	14,164
Bad debt expense	620	310
Share-based compensation expenses	1,186	1,818
Loss (gain) on disposals of property and equipment	26	(2)
Gain on disposals of equity method investment	---	(88)
Gain on disposals of investment securities, net	---	(1,682)
Gain on disposals of marketable securities, net	(10)	(223)
Equity in losses of equity method investees	1,277	77
Deferred income tax expense (benefit)	(1,978)	4,148
Inventories write downs	23,342	9,785
Changes in:
Accounts receivable	(14,602)	41,656
Inventories	(1,716)	(15,054)
Prepaid expenses and other current assets	(647)	2,067
Accounts payable	17,846	(54,905)
Accounts payable from related parties	576	---
Income taxes payable	1,389	(6,475)
Other accrued expenses and other current liabilities	(5,164)	5,987
Other liabilities	24	(516)
Net cash provided by operating activities	84,672	22,529

Cash flows from investing activities:
Purchases of property, plant and equipment	(7,902)	(9,982)
Proceeds from disposals of property and equipment	9	8
Purchases of available-for-sale marketable securities	(30,248)	(63,051)
Proceeds from disposals of available-for-sale marketable securities	38,532	46,720
Purchases of investment securities	(1,600)	---
Proceeds from disposals of investment securities	---	1,682
Proceeds from capital reduction of investment	568	---
Purchase of equity method investment	(37)	(3,708)
Proceeds from disposals of equity method investment	---	179
Proceeds from (repayments of) refundable deposits, net	461	(304)
Releases (pledges) of restricted cash, cash equivalents and marketable securities	240	(227)
Other receivables from related parties	(7,150)	---
Cash received from the acquisition of Liqxtal, net of cash paid of $1,780	---	341
Net cash used in investing activities	(7,127)	(28,342)

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Cash Flows
(Amounts in Thousands of U.S. Dollars)
	Twelve Months Ended December 31,
	2016	2015
Cash flows from financing activities:
Payments of cash dividends	$(22,348)	$(51,364)
Excess tax benefits from share-based compensation	---	771
Proceeds from disposals of subsidiary shares to noncontrolling interests by Himax Imaging, Inc.	9	22
Purchases of subsidiary shares from noncontrolling interests	(376)	(503)
Releases (pledges) of restricted cash, cash equivalents and marketable securities (for borrowing of short-term debt)	42,000	(50,000)
Proceeds from issuance of new shares by subsidiaries	---	1,466
Proceeds from short-term debt	230,000	412,303
Repayments of short-term debt	(272,000)	(362,303)
Net cash used in financing activities	(22,715)	(49,608)
Effect of foreign currency exchange rate changes on cash and cash equivalents	(207)	(216)
Net increase (decrease) in cash and cash equivalents	54,623	(55,637)
Cash and cash equivalents at beginning of period	129,829	185,466
Cash and cash equivalents at end of period	$184,452	$129,829

Supplemental disclosures of cash flow information:
Cash paid during the period for:
Interest expense	$637	$516
Income taxes	$11,534	$12,505

Supplemental disclosures of investing activities affecting both cash and non-cash items:
Purchases of property, plant and equipment	$6,570	$10,567
Decrease (increase) in payable for purchases of equipment and asset retirement obligations	1,332	(585)
Cash paid	$7,902	$9,982

Himax Technologies, Inc.
Non-GAAP Unaudited Supplemental Data – Reconciliation Schedule
(Amounts in Thousands of U.S. Dollars)

Gross Margin, Operating Margin and Net Margin Excluding Share-Based Compensation and Acquisition-Related Charges:
	Three Months Ended December 31,		Three Months Ended September 30,
	2016	2015	2016
Revenues	$203,443	$177,977	$218,081
Gross profit	38,926	40,734	55,733
Add: Share-based compensation – cost of revenues	25	27	146
Gross profit excluding share-based compensation	38,951	40,761	55,879
Gross margin excluding share-based compensation	19.1%	22.9%	25.6%
Operating income	6,861	8,611	15,296
Add: Share-based compensation	254	277	9,601
Operating income excluding share-based compensation	7,115	8,888	24,897
Add: Acquisition-related charges –intangible assets amortization	247	237	246
Operating income excluding share-based compensation and acquisition-related charges	7,362	9,125	25,143
Operating margin excluding share-based compensation and acquisition-related charges	3.6%	5.1%	11.5%
Net income attributable to Himax Technologies, Inc. stockholders	4,439	6,130	13,598
Add: Share-based compensation, net of tax	212	230	7,574
Add: Acquisition-related charges, net of tax	148	139	147
Net income attributable to Himax Technologies, Inc. stockholders excluding share-based compensation and acquisition-related charges	4,799	6,499	21,319
Net margin attributable to Himax Technologies, Inc. stockholders excluding share-based compensation and acquisition-related charges	2.4%	3.7%	9.8%

*Gross margin excluding share-based compensation equals gross profit excluding share-based compensation divided by revenues
*Operating margin excluding share-based compensation and acquisition-related charges equals operating income excluding share-based compensation and acquisition-related charges divided by revenues
*Net margin attributable to Himax Technologies, Inc. stockholders excluding share-based compensation and acquisition-related charges equals net income attributable to Himax Technologies, Inc. stockholders excluding share-based compensation and acquisition-related charges divided by revenues

Himax Technologies, Inc.
Non-GAAP Unaudited Supplemental Data – Reconciliation Schedule
(Amounts in Thousands of U.S. Dollars)
Gross Margin, Operating Margin and Net Margin Excluding Share-Based Compensation and Acquisition-Related Charges:

	Twelve Months Ended December 31,
	2016	2015
Revenues	$802,917	$691,789
Gross profit	194,312	163,138
Add: Share-based compensation – Cost of revenues	224	110
Gross profit excluding share-based compensation	194,536	163,248
Gross margin excluding share-based compensation	24.2%	23.6%
Operating income	59,235	30,672
Add: Share-based compensation	10,409	6,274
Operating income excluding share-based compensation	69,644	36,946
Add: Acquisition-related charges –Intangible assets amortization	985	845
Operating income excluding share-based compensation and acquisition-related charges	70,629	37,791
Operating margin excluding share-based compensation and acquisition-related charges	8.8%	5.5%
Net income attributable to Himax Technologies, Inc. stockholders	50,912	25,195
Add: Share-based compensation, net of tax	8,245	4,932
Add: Acquisition-related charges, net of tax	590	487
Net income attributable to Himax Technologies, Inc. stockholders excluding share-based compensation and acquisition-related charges	59,747	30,614
Net margin attributable to Himax Technologies, Inc. stockholders excluding share-based compensation and acquisition-related charges	7.4%	4.4%

*Gross margin excluding share-based compensation equals gross profit excluding share-based compensation divided by revenues
*Operating margin excluding share-based compensation and acquisition-related charges equals operating income excluding share-based compensation and acquisition-related charges divided by revenues
*Net margin attributable to Himax Technologies, Inc. stockholders excluding share-based compensation and acquisition-related charges equals net income attributable to Himax Technologies, Inc. stockholders excluding share-based compensation and acquisition-related charges divided by revenues

Diluted Earnings Per ADS Attributable to Himax Technologies, Inc. Stockholders Excluding Share-based Compensation and Acquisition-Related Charges: (Amounts in U.S. Dollars)

	Three Months Ended December 31,	Twelve Months Ended December 31,
	2016	2016
Diluted GAAP earnings per ADS attributable to Himax Technologies, Inc. stockholders	$0.026	$0.295
Add: Share-based compensation per ADS	$0.001	$0.048
Add: Acquisition-related charges per ADS	$0.001	$0.003

Diluted non-GAAP earnings per ADS attributable to Himax Technologies, Inc. stockholders excluding share-based compensation and acquisition-related charges	$0.028	$0.347

Numbers do not add up due to rounding